EXHIBIT 99.1




elan                        Corporate Bulletin

                              FOR IMMEDIATE RELEASE

CONTACTS:
INVESTORS:  (U.S.)            INVESTORS:  (EUROPE)          MEDIA:
Jack Howarth                  Emer Reynolds                 Sunny Uberoi
Ph:   212-407-5740            Ph:    353-1-709-4000         Ph:   212-994-8206
      800-252-3526                   00800 28352600               800-252-3526


                  ELAN ANNOUNCES PUBLICATION OF ITS SHAREHOLDER
            CIRCULAR AND SETS DATE FOR SPECIAL SHAREHOLDERS MEETING,
                                 MARCH 18, 2003

DUBLIN, Ireland, February 24, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") today announced the publication of a circular to shareholders (the "Circular") in connection with the proposed divestment of certain commercial rights to Sonata(TM) (zaleplon) and Skelaxin(TM) (metaxalone) and certain associated assets to King Pharmaceuticals, Inc. (NYSE: KG), details of which were announced on January 30, 2003. The Circular seeks shareholder approval for the proposed divestment and additionally seeks shareholder approval for a proposed disapplication of pre-emption rights in relation to certain of the ordinary share capital of Elan at a special shareholders meeting (an "Extraordinary General Meeting"). The Extraordinary General Meeting ("EGM") will be held at 10:30 a.m. on March 18, 2003 at The Davenport Hotel, Merrion Square, Dublin 2, Ireland.

Due to the classification of the proposed divestment under the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority, the completion of this transaction is conditional on the receipt of approval of a majority of shareholders voting at the EGM. The Circular, which is being posted today to holders of Ordinary Shares and to holders to American Depositary Shares, provides further details on the divestment, explains why the Elan Board of Directors (the "Directors") believes that the divestment is


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Elan Announces Publication of its Shareholder Circular and Sets Date for Special
Shareholders Meeting, March 18, 2003


in the best interests of Elan and its shareholders as a whole and seeks the approval of Elan's shareholders to an ordinary resolution to be proposed for consideration at the EGM.

In addition to the ordinary resolution to seek shareholder approval for the divestment, Elan will also seek the approval of its shareholders to a special resolution to disapply pre-emption rights over certain of its ordinary shares, in order to ensure that the Directors have flexibility to address the company's obligations. The special resolution proposes that the Directors be authorised to disapply pre-emption rights up to a maximum of (euro)6,000,000 in nominal value of Ordinary Shares (120,000,000 Ordinary Shares), representing 34.24% of the existing issued share capital of the company. The two resolutions are not conditional on one another.

In compliance with their respective Listing Rules, a copy of the Circular has been submitted to the Irish Stock Exchange and the UK Listing Authority, and will be available for inspection at the following locations:

1.       Company Announcements Office
         Irish Stock Exchange
         28 Anglesea Street
         Dublin 2
         Ireland
         Tel:  + 353 1 6174200

2.       Financial Services Authority
         25 The North Colonnade
         Canary Wharf
         London E14 5HS
         United Kingdom
         Tel:  + 44 20 7676 1000.

Elan Announces Publication of its Shareholder Circular and Sets Date for Special Shareholders Meeting, March 18, 2003


The Circular and Notice of the EGM will also be available on Elan's website at www.elan.com.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that this transaction will be approved by Elan's shareholders, that regulatory approvals and third party consents will be timely or successfully obtained, or that further closing conditions will be met. A further list of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.